                                                                 EXHIBIT 99-8(g)

                                   AMENDMENT

This AMENDMENT to the Custodian Agreement between State Street Bank and Trust Company (the "Bank") and Frank Russell Investment Company (the "Fund") dated October 31, 1988 (the "Agreement") is effective as of August 5, 1994.

WHEREAS, the Bank and the Fund desire to clarify in the Agreement certain provisions related to the delivery and purchase of Fund cash and securities, respectively:

NOW, THEREFORE, the Fund and the Bank agree that:

1. Notwithstanding Sections 2.2 and 2.7 of the Agreement, entitled Delivery of Securities and Payment of Fund Monies, respectively, the Bank can (1) make payment of Fund monies for the purchase of securities prior to the receipt of such securities; and (2) deliver Fund securities prior to the receipt of payment for such securities; provided, that the Bank can pay Fund monies and purchase Fund securities in accordance with this Amendment only to the extent that the Fund instructs it to do so in writing (the "Instructions"), which Instructions shall be standing and effective until such time as the Fund notifies the Bank otherwise in writing.

2. The Fund agrees to indemnify and hold the Bank harmless for any and all liability arising out of transactions executed in accordance with the Instructions, except for losses resulting from the Bank's negligence, lack of good faith, or willful misconduct.

Frank Russell Investment Company       State Street Bank and Trust Company

By: /s/ Margaret Barclay               By: /s/ signature illegible
    -------------------------------        --------------------------------
        Margaret Barclay
Title:  Treasurer and Chief            Title:  Executive Vice President
        Accounting Officer